Mail Stop 4561

December 27, 2007

Thomas E. Dunn
Executive Vice President and
    Chief Financial Officer
SI International, Inc.
12012 Sunset Hills Road, Suite 800
Reston, VA 20190-5869
(703) 234-7000

      Re: SI International, Inc. (File No. 000-50080)
             Form 10-K for the Fiscal Year Ended December 30, 2006
             Form 10-Q for the Quarterly Period Ended September 29, 2007

Dear Mr. Dunn,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

               Sincerely,

               Stephen Krikorian
               Accounting Branch Chief